LOCKHART CARIBBEAN
                                   CORPORATION
                                   __________

                                Supplement No. 3
                                       to
                        Prospectus dated February 4, 1998

                                   ___________

     In August 1998, we suspended our best efforts offering of units consisting of one share of Class A common stock and one warrant to purchase one-tenth of a share of Class A common stock. Due to adverse market conditions for initial public offerings generally and the under-performance of the real estate sector of the market in particular, as well as other factors, we are terminating our offering.

     Our prospectus indicates that the offering of the units would terminate no later than February 4, 1999. In order to sell any units, we had to receive subscriptions totaling $7.5 million. We had not received the requisite minimum subscriptions when we suspended the offering. We will now promptly return all subscription funds held in escrow, including interest earned on such funds.

     This Supplement No. 3 supersedes and, to the extent it is inconsistent with, replaces prior supplements to the prospectus.

     If  you  have  any  questions,   please  contact  Christine  O'Keefe,  Vice
President/Investor Relations, at:
            e-mail:  okeefe@lockhart.com
            phone:   (340) 776-1900
            fax:     (340) 776-1940

                                                              FEBRUARY 3, 1999